SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                        Commission file number 333-58295

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                            (Full title of the plan)

                        MAINSOURCE FINANCIAL GROUP, INC.
          (Name of issuer of the securities held pursuant to the plan)

                               201 North Broadway
                            Greensburg, Indiana 47240
                     (Address of principal executive office)

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002




                                    CONTENTS




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ...............   1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ..................   2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ........   3

     NOTES TO FINANCIAL STATEMENTS ....................................   4


SUPPLEMENTAL INFORMATION

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) ...   9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Plan Administrator

MainSource Financial Group, Inc. 401(k)
  and Employee Stock Ownership Plan


We have audited the accompanying statements of net assets available for benefits of the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan ("the Plan') as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental (schedule of assets held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.




                        /s/ Crowe Chizek and Company LLC


Oak Brook, Illinois
April 29, 2004

--------------------------------------------------------------------------------

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                       2003              2002
                                                       ----              ----
Assets
     Investments (Notes 2 and 4)                   $24,375,081       $16,105,818

     Receivables
         Employer contribution                         690,576           904,390
         Participant contribution                       36,056                --
                                                   -----------       -----------
                                                       726,632           904,390
                                                   -----------       -----------


Net assets available for benefits                  $25,101,713       $17,010,208
                                                   ===========       ===========



                 See accompanying notes to financial statements.
--------------------------------------------------------------------------------

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2003
--------------------------------------------------------------------------------


Additions to net assets attributed to:
     Investment income

         Net appreciation in fair value of investments (Note 4)      $ 4,655,771
         Interest and dividends                                          435,074
                                                                     -----------
                                                                       5,090,845


     Contributions

         Employer                                                      1,271,093
         Participants                                                    942,738
         Rollovers                                                        62,565
                                                                     -----------
                                                                       2,276,396
              Total additions                                          7,367,241


Deductions from net assets attributed to:

     Benefits paid to participants                                       757,643
     Plan expenses                                                         2,015
                                                                     -----------
                                                                         759,658

Transfer from First Community Bank plan (Note 1)                       1,483,922
                                                                     -----------

Net increase                                                           8,091,505


Net assets available for benefits

     Beginning of year                                                17,010,208
                                                                     -----------

     End of year                                                     $25,101,713
                                                                     ===========

                 See accompanying notes to financial statements.
--------------------------------------------------------------------------------

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all employees of the Main Source Financial Group, Regional Bank, Union Bank, MainSource Insurance Group, Inc., and Capstone Bank (collectively, "the Company") who are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2003, the Plan adopted Employee Stock Ownership Plan provisions and changed the Plan name from the MainSource Financial Group, Inc. 401(k) and Retirement Plan to the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan. As of December 31, 2003, there were no outstanding ESOP loans or unallocated shares of employer stock.

Contributions: Each year, participants may contribute up to 60% (100% prior to January 1, 2003) of their pretax annual compensation to the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan to participants who have provided at least one year of service. The Company may also, at the discretion of the Board of Directors, make an additional employer contribution to the Plan to these participants. All contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's own contribution and their share of the Company's contributions. The allocation of the Company's matching contribution is based on participant deferrals. The allocation of any additional discretionary Company contribution is based on compensation. Allocation of earnings is based on participants' account balances. The benefit to which a participant is entitled is that provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Company's liability for future matching contributions to the Plan.

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                                                                               4
                                   (Continued)

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their own contributions and rollovers plus earnings thereon. All employer contributions in the Plan as of April 30, 1998 are fully vested as of that date. Participants who have balances transferred from the PTC Employees' Retirement Plan are 100% vested in those amounts. For amounts contributed after April 30, 1998, vesting in the Company's matching contribution and additional employer contribution portion of their accounts plus earnings thereon is based on years of service, as defined in the Plan, based on the following schedule:

               Years of Service                   Vesting Percentage
               ----------------                   ------------------

                      1                                     0
                      2                                    20
                      3                                    40
                      4                                    60
                      5                                    80
                      6                                   100

A participant is entitled to 100% of his or her account balance upon retirement, death, or disability. The nonvested portion of any terminated participants account will be forfeited and used by the Plan to reduce the amount of future employer contributions to the Plan. At December 31, 2003, forfeited accounts totaled $9,314. These amounts are available to reduce future employer contributions to the Plan. During 2003, $115,000 of the forfeiture account was used to reduce employer contributions.

Payment of Benefits: Upon termination of service, a participant may elect to receive an amount equal to the value of his or her vested interest in their account in the form of a lump sum or installment payments. Balances are generally paid as a single lump-sum distribution.

Participant Loans: Participants may borrow from the Plan. The amount that can be borrowed is a maximum generally equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1 to 5 years; however, they may be as long as 30 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined by the plan administrator. Principal and interest payments are made through payroll deductions.

Transfer From First Community Bank: In 2003, the Plan was amended to merge the assets of the First Community Bank & Trust Employees' Retirement Plan into the Plan. The transfer of assets occurred on December 31, 2003.

--------------------------------------------------------------------------------
                                                                               5
                                   (Continued)

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares invested in common/collective trusts are valued at the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits:  Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2003, approximately 53% of the Plan's assets were invested in MainSource Financial Group, Inc. common stock.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, subject to the provisions of ERISA and its related regulations. In the event of the Plan's termination, participants will become 100% vested in their accounts.

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                                                                               6
                                   (Continued)

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
--------------------------------------------------------------------------------


NOTE 4 - INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets.

                                                              December 31,

                                                            2003        2002
                                                            ----        ----

   Federated Investors, Inc. Total Return Bond Fund     $ 1,632,255  $1,354,733
   Federated Investors, Inc. Stock Trust Fund             1,877,751   1,295,103
   Federated Investors, Inc. Liberty Equity Income Fund   1,218,701     876,235
   Federated Investors, Inc. MaxCap Fund                  1,536,388   1,055,138
   MainSource Financial Group, Inc. common stock         12,803,818   8,997,067
   Federated Investors, Inc. Capital Preservation Fund    3,252,602   1,504,716


During 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $4,655,771 as follows:

                                                     Net Appreciation
                                                      (Depreciation)
                                                     December 31, 2003
                                                     -----------------

   Mutual Funds                                         $ 1,416,753
   MainSource Financial Group common stock                3,239,018
                                                        -----------

                                                        $ 4,655,771
                                                        ===========


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor's regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain professional fees related to the administration of the Plan were paid by the Company.

The Plan's investments in MainSource Financial Group, Inc. common stock at December 31, 2003 and 2002 qualify as party-in-interest investments. Fees paid by the Plan in 2003 to Benefit Plan Administrators, Inc., the recordkeeper, of $2,015 qualify as party-in-interest transactions.

Additionally, the plan held party-in-interest investments in the form of participant loans at December 31, 2003 and 2002.

--------------------------------------------------------------------------------
                                                                               7
                                   (Continued)

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
--------------------------------------------------------------------------------


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and continues to be operated in compliance with applicable provisions of the IRC.


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. Amounts allocated to these participants were $0 at December 31, 2003 and $31,552 at December 31, 2002.







--------------------------------------------------------------------------------

                            SUPPLEMENTAL INFORMATION

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003
--------------------------------------------------------------------------------


Name of Plan Sponsor:   MainSource Financial Group, Inc.
Employer Identification Number:   35-1562245
Three-Digit Plan Number:  001

                                                  (c)
                                            Description of
                   (b)                        Investment
           Identity of Issue,          Including Maturity Date,                  (e)
            Borrower, Lessor,        Rate of Interest, Collateral,   (d)       Current
  (a)       or Similar Party             Par or Maturity Value      Cost        Value
  ---       ----------------             ---------------------      ----        -----
                                   Mutual Funds
       Federated Investors, Inc.   Total Return Bond Fund             **    $  1,632,255
       Federated Investors, Inc.   Stock Trust Fund                   **       1,877,751
       Federated Investors, Inc.   Liberty Equity Income Fund         **       1,218,701
       Federated Investors, Inc.   Growth Strategies Fund             **         441,854
       Federated Investors, Inc.   Max Cap Fund                       **       1,536,388
       Federated Investors, Inc.   Equity Funds Kauffman Class A      **         919,819
       Federated Investors, Inc.   Capital Appreciation Fund          **          96,197
       Federated Investors, Inc.   Index TR Midcap Index              **         130,943
       Federated Investors, Inc.   International Equity Fund          **         110,714
       Federated Investors, Inc.   Global Value Fund                  **         230,094

                                   Common/Collective Trust
       Federated Investors, Inc.   Capital Preservation Fund          **       3,252,602

                                   Common Stock
   *   MainSource Financial        Common stock                       **      12,803,818
       Group, Inc.

                                   Participant Loans
   *   Participant Loans            Bearing interest at rates         **         123,945
                                     ranging from 4.75% to 8.5%             ------------
                                                                            $ 24,375,081
                                                                            ============

*    Denotes party-in-interest
**   Participant directed investments, cost basis not presented
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                                                                               9

                        INSERT FINANCIAL STATEMENTS HERE

          MAINSOURCE FINANCIAL GROUP, INC. 401 (K) AND RETIREMENT PLAN
                                    FORM 11-K
                                December 31, 2003


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this report to be signed on their behalf by the undersign, there unto duly authorized.

                                            MAINSOURCE FINANCIAL GROUP,
                                            INC.401 (K) AND RETIREMENT PLAN

Date:  June 28, 2004                        /s/ Donald A. Benziger
                                            -----------------------------------
                                            Donald A. Benziger
                                            Senior Vice President & Chief
                                            Financial Officer
                                            MainSource Financial Group, Inc.


                                 EXHIBIT INDEX

23.1 Consent of Independent Auditors


                                       12